UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 0)*

Westmoore Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Kimberly Brooks, Four Venture, Suite 390, Irvine, CA 92618, (949) 450-4942
(Name, Address and Telephone Number of Person’s Authorized to Receive Notices and Communications)

February 20, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for nay subsequent amendment containing information which would alter disclosures provided in a prior cover pages.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of
Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960833 10 1

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Joaquin de Teresa

2.	Check the Appropriate box if a Member of a Group (See Instructions)

(a).......................................................
(b).....................................................

3.	SEC Use Only.............................................

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Requested Pursuant to Items 2(d)
or 2(e)

6.	Citizenship or Place of Organization..........................Mexico

7.	Sole Voting Power
2,000,000
8.	Shared Voting Power
None
9.	Sole Dispositive Power
2,000,000
10.	Shared Dispositive Power
None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,000,000

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CUSIP No. 960833 10 1

12.	Check if the Aggregate Amount in Row (11) excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11)

18%

14.	Type of Reporting Person

IN

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ITEM 1.   SECURITY AND ISSUER.

       This statement on Schedule 13D (“Statement”) relates to the purchase of Common Stock from Westmoore
Holdings, Inc., a Nevada corporation (the “Corporation”). The principal executive office of the Issuer is
8141 E. Kaiser Blvd., Suite 312, Anaheim Hills, CA 92808.

ITEM 2.  IDENTITY AND BACKGROUND.

       (a)-(b) The name of the Reporting Person is Joaquin de Teresa (the “Reporting Person”). The Reporting Person’s
business address is Sierra Gorda 225, Mexico City, Mexico 11,000.

       (c) The Reporting Person is a criminal Attorney who works as a sole practitioner in Mexico. The principal business address of the Reporting Person is Sierra Gorda 225, Mexico City, Mexico 11,000.

       (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

       (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) The Reporting Person is a citizen of Mexico.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The Reporting Person made a purchase of Common Stock for $2,000,000 (the “Shares”) using his personal funds.
The purchase of the Common Stock was made pursuant to a private offering within the meaning of Regulation D of the
Securities Act of 1933 under Rule 506 of Regulation D (the “Transaction”) which was reported in an 8-K filing by the
Corporation. The Reporting Person, pursuant to the Transaction, has also been issued a warrant certificate for
2,000,000 shares of Common Stock for $2.50 per share which is to expire on February 20, 2009.

ITEM 4.  PURPOSE OF TRANSACTION.

       The purpose of the transaction is for investment purposes. The Reporting Person intends to hold the shares as a long term investment.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) & (b) The Reporting Person owns 2,000,000 Shares, which constitutes 18% of the aggregate of the common stock issued and outstanding. The Reporting Person has the sole voting power of the 2,000,000 Shares.

       (c) The Reporting Person caused the purchase of the 2,000,000 Shares, for $1.00 per share, within the last 60 days which was effected through an over-the-counter transaction.

       (d) Not applicable.

       (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

       NONE

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       NONE

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SIGNATURE

       After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2008

By: /s/ Joaquin de Teresa
Joaquin de Teresa

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